Exhibit 99.1

ZK International Issues Revenue Guidance of 25% Year-over-Year Growth for
Fiscal Year 2019

WENZHOU, China, April 17, 2019 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), today provides revenue guidance for the fiscal year 2019. The Company anticipates revenue to increase by $13.7 million, or 25%, to approximately $68.6 million for the fiscal year ending September 30, 2019 from $54.9 million for the fiscal year ended September 30, 2018.

Revenue growth year-over-year will be primarily driven by the continuing urbanization of China and the local government’s initiatives to improve existing and new water and gas infrastructure. The Ministry of Housing and Urban-Rural Development has openly encouraged the application of stainless steel piping systems such as ZK International’s proprietary products as the preferred pipe material as compared to copper. To expedite the process, the government is working with local agencies to implement these standards.

Mr. Jiancong Huang, Chairman and Chief Executive Officer of ZK International, stated, "We are anticipating revenue growth of 25% for fiscal year 2019, falling in line with our approximate year-over-year growth rate we have experienced historically. The continued urbanization of China and the evolving government standards has allowed us to build new customer relationships to support these efforts. In 2018, we invested our revenue in sales and marketing in anticipation of the growth we expect to achieve in the coming year. We remain committed to producing high quality products and leading the water and gas infrastructure upgrade initiatives in China."

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com